Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline 2012 Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following are an edited transcript of the November 24, 2015 earnings call discussing the third quarter 2015 results of Frontline Ltd. (the "Company") and a copy of the presentation by the Company dated November 24, 2015 announcing the Company's third quarter 2015 results.

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EDITED TRANSCRIPT
FRO.OL - Q3 2015 Frontline Ltd Earnings Call
EVENT DATE/TIME: NOVEMBER 24, 2015 / 2:00PM GMT
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
CORPORATE PARTICIPANTS
Robert Macleod Frontline Ltd. - CEO
Inger Klemp Frontline Ltd. - CFO
CONFERENCE CALL PARTICIPANTS
Fotis Giannakoulis Morgan Stanley - Analyst
Erik Havelton Pareto - Analyst
Erik Stavseth Arctic Sercurities - Analyst
Amit Mehrotra Deutsche Bank - Analyst
Donald Bogden Wells Fargo Securities - Analyst
George Berman IFS Securities - Analyst
Gregory Lewis Credit Suisse - Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen and welcome to the third-quarter 2015 Frontline Ltd. earnings conference call. Today's conference is being recorded. At this time, I would like to turn the conference over to Mr. Robert Macleod. Please go ahead, sir.
Robert Macleod - Frontline Ltd. - CEO
Thank you very much. Good afternoon and good morning. Welcome to Frontline's presentation for the third quarter of 2015. Q3 kicked off in an exciting manner for Frontline Ltd. On July 2, we announced the agreement and plan of merger with Frontline 2012.
Q3 was also a quarter which saw $100,000 a day earnings returned to the tanker market. We are hoping to see this more frequently going forward. It has been sorely missed.
Inger will now go through updating the merger process, the dividend strategy, the quarterly highlights, the main transactions and a financial review of the quarter. I will then follow up with earnings and market review, the time charter markets, the VLCC and Suezmax fleet developments, the present market and finally, the market outlook. Inger, please go ahead.
Inger Klemp - Frontline Ltd. - CFO
Thanks, Robert and good morning and good afternoon, ladies and gentlemen. I would like you to move to slide 1, third-quarter 2015 Company highlights. As Robert just mentioned, the third quarter was kicked off with very good news when Frontline and Frontline 2012 in July agreed to enter into a merger transaction with Frontline 2012 becoming a wholly owned subsidiary of Frontline Ltd.
Frontline filed its registration statement with the United States Securities and Exchange Commission on August 24 covering the common shares issued by Frontline to Frontline 2012. And the restatement statement was declared effective by the SEC on November 9.
The shareholder meeting of each of Frontline and Frontline 2012 is scheduled to be held on November 30, 2015 to then vote on the merger agreement.
Assuming approval and completion of the merger, the Frontline Board has recommended implementing a dividend strategy to distribute
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
quarterly dividends equal to or close to earnings per share adjusted for non-recurring items. Timing and the amount of dividends will be at the discretion of the Board and the first dividend for the merged company is expected to be declared and paid in December 2015.
The long-term charters for the 1995-built Suezmax tanker, Front Glory and also the Front Splendour, were terminated in September and October respectively. And the Company received compensation payments of $2.2 million and $1.3 million respectively for the termination of the charters.
In November, we also agreed to terminate the long-term charter for the 1998-built Suezmax tanker, Mindanao. The charter is expected to terminate in the fourth quarter of 2015. The Company expects to receive a compensation payment of approximately $3.3 million for the termination of that charter.
On November 23, Frontline entered into an agreement to purchase two Suezmax tanker newbuilding contracts from Golden Ocean at the purchase price of $55 million per vessel. These newbuilding contracts are with [Luton] in China and the vessels are expected to be delivered in the first quarter of 2017.
And I would like you to move to slide 2, financial highlights and [Q3] income statement. Frontline reports a net income of $17.4 million in the third quarter, which is equivalent to earnings per share of $0.09. This is in line with the previous quarter. As adjusting for nonrecurring items, we show a net income from operation of $8.9 million in the third quarter, which is a $12 million decrease from the second quarter showing $21 million. The decrease in the (inaudible) [preparation] in the third quarter is mainly explained by a decrease in the (inaudible) time charter basis by almost $12 million, an increase in contingent rental expense by $4.7 million, which includes the [profit] share expense of $16.6 million to Ship Finance and also the $6.4 million contingent general expense with German limited partnerships.
Further, we had a decrease in drydocking expenses of $2.2 million in the quarter and we had an increase in running expenses of $2.4 million. Finally, we had a decrease in depreciation and financial expenses by $6.1 million, which is mainly due to the renegotiated Ship Finance lease terms and the termination of the Front Glory.
Moving now to slide 4, the time charter equivalent rates and the cash cost breakeven. Frontline [spot rate VLCC fleet] are around $49,100 per day this quarter compared with $53,600 per day in the second quarter. The average for the whole VLCC fleet increased as the time charter out was about
$45,600 per day this quarter compared with $50,600 per day in the previous quarter.
The Suezmax spot fleet earned $28,700 per day in the third quarter compared with $38,000 per day in the second quarter. And the average for the whole Suezmax fleet, including time charter out, was about $28,100 per day this quarter compared with $33,800 per day in the second quarter.
Several of our tankers were fixed for positioning voyages in the third quarter, which reduced the average time charter equivalent rates. And these positioning voyages were made to strategically position the vessels ahead of the fourth quarter, which in the past has seen higher rates.
The estimated average cash cost breakeven rates for the remainder of 2015 are approximately $27,700 per day for VLCCs and $22,100 per day for the
Suezmax tankers. These rates are the daily rates that our vessels must earn to cover purchases, operating costs and drydock, estimated interest expense, (inaudible) higher installments on loans and corporate overhead costs.
Then I would like you to move to slide 5, the ship operating expenses and off-hire. In the third quarter, the average OpEx for the fleet was approximately $10,800 per day compared to approximately $11,800 per day in the second quarter. We had two drydockings this quarter compared with four in the second quarter as you can see from the graph on the right-hand side of this slide. And also, as you can see from the graph, in the middle, the off-hire days were 131 in the third quarter compared with 127 in the second quarter. And we estimate to have two drydockings in the fourth quarter
2015.
I would like you to move to slide 6, the balance sheet. The changes to the balance sheet as of September 30, 2015 from end season are mainly as follows. Cash has increased by $17 million, which is the mix of ordinary repayments, cash compensation that we received on the termination of Front
Glory and also cash generated from operations this quarter.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Other current assets decreased by $24 million and that is mainly due to a decrease in voyages in progress this quarter. Vessels and equipment decreased by almost $20 million, which is due to termination of the charter on Front Glory and also depreciation in the quarter.
Long-term debt decreased by $90 million, also again as a consequence of the termination on charter on Front Glory, but also ordinary repayment of bank debt and leases in the period.
Finally, equity increased by $10 million in the quarter related to net income in the quarter offset partly by an unrealized loss on marketable securities of
$7.4 million related to the Frontline 2012 shares held. And otherwise, there were small changes to other balance sheet items this quarter. And with this I leave the word to Robert again.
Robert Macleod - Frontline Ltd. - CEO
Thank you very much, Inger. Let's move on to slide 7, please, the market review. The drivers for the quarter were unchanged from previous quarters in
2015. The rise in oil supply is perfectly matched with rise in demand on the back of the lower oil price, a pretty ideal scenario from a tanker owner perspective. The higher supply of oil is to me the main factor why we have a fundamentally strong market. I will come back to the oil supply later in the presentation. It is worth noting that the fleet increased its ballast speed back to normal in the quarter whilst maintaining a high utilization rate.
The average daily time charter equivalents earned through a combination of spot and time charters in the third quarter by our VLCCs were for $45,600 per day whilst our Suezmax tankers achieved $28,100. Several of our tankers were affected by positioning voyages, which thus reduced the average
TCE.
The voyages were made to strategically position the vessels ahead of the fourth quarter, which, in the past, has yielded seasonally higher rates. Just to give you a couple examples, we have the new Suezmax tankers, the Front [Ule] and Front [Eden]. Both ships were positioned from Asia to Europe in the quarter. We also sold the 1995-built Front Glory and within the sale, we had to position her to the Middle East to deliver to the new owners. This is a costly positioning, but it made economic sense; thus the price we achieved on this sale.
To all the vessels employed in the spot markets, we have covered 80% of our VLCC operating days in the fourth quarter at TCE rates of approximately
$68,500 and 87% of our Suezmax operating days at TCE rates of approximately $42,500. The rates for vessels on time charters are naturally at lower levels than those that can be achieved on a spot basis in this strong market. As an example, our three VLCCs, Front Century, Front Circassia and Front
Vanguard, which are the three oldest VLCCs we own, were fixed at the beginning of the year and achieved a daily earning of $43,000 average until mid-
2016.
Let's move on to page 8, please, the time charter market. As for the time charter market, it is interesting to note the developments so far this year.
During the previous three to five years, there has been reluctance by traders and/or companies to charter in tonnage for long periods. The transactions have mainly been for 6 and 12 months, an obvious sign that they did not believe in the tanker market further out the curve. What we have seen now though is a sharp rise in the time charter rates and very importantly, we've also seen the charter period extend, mainly to two years, but we think three-
year deals will be more frequent in the near future. I think this is a very positive sign and it shows that the charterer's belief in the tanker market is back and supports current earning levels.
The graph speaks for itself, but just to give an example, during the summer of 2014, a Suezmax would achieve around $20,000 a day for a year's charter. Today, that market is above $35,000 per day or more than $5 million more for the one-year period. Frontline will continue being active in the
TCE market going forward, both through time charters in and time charter outs depending on our opinion on the markets versus future expectations.
Let's move to slide 9, please, the VLCC fleet. There are currently 645 vessels in the world fleet. The seven vessels delivered in the quarter make little difference in the fleet development. All the work is around 17%, stable since our last quarterly presentation. Given the positive outlook on the tanker markets, we expect very little scrapping and the order book is a concern. As the delivery schedule shows, a significant number of ships are due to deliver from now up and to 2016. I will touch on this again later in the presentation.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Let's move on to slide 10 quickly please for the Suezmax fleet. It counts 450 ships and there were two Suezmaxes delivered during the quarter. Again, the order book is, of course, a concern at around 50% of the present fleet. Contrary to the VLCC order book, the Suezmax book is actually quite light in the front nine months.
Move to page 10, please, the newbuilding deliveries. As we move into 2016, there are a considerable amount of vessels delivering, especially in the second half of the year. We believe that the positive developments on the oil supply side, vessel congestion and high tonne mile will continue. Based on this, we think the new vessels will be absorbed and the market maintain its strength. The tanker market will always be volatile, but we believe the outlook is strong and we are confident it will outperform the previous five years significantly.
On the scrapping side, we expect minimal activity due to the low steel price and strong spot markets. It is worth highlighting though that the very important milestone for vessel is its 20-year anniversary involving a costly drydock. It also becomes very difficult to trade the tanker in the market as a lot fewer customers charter vintage tonnage. As can be seen, there are about 15 VLCCs turning 20 years in 2015.
Please, can we move to the final slide, the market outlook. The weakness seen in August was relatively short-lived like other directions seen during
2015. It did hit us though clearly illustrated in our earnings for the quarter. Looking back, the drop in both Saudi and Iraqi supply, along with refinery turnarounds worldwide, were all factors occurring at the same time. It was bound to have an effect on the spot markets and looking back, we should have fixed our ships earlier and for longer voyages. Hindsight is a beautiful thing.
Let's look a little further out and start with the risk factors. As mentioned earlier, the order book is presently 17% and 15% of the VLCC and Suezmax fleets. The order book is a constant risk factor to the market. With the dire state of most other shipping markets, it is obvious that yard capacity in 2018 onwards is substantial. Although it does sound unlikely at the moment, a change of OpEx strategy and a cut in production could also change the course.
Another fact is that strategic reserves have been built worldwide, especially in China and these oil reserves could be drawn down and put short-term pressure on the market.
Let's move on to the bullish factors. The main factor is the world oil supply. It is at its highest level ever at around 97 million barrels per day. The low oil price is supporting demand, especially in Asia, but also in Europe and the US, confidence, which we are predicting to have negative growth in demand this year.
Atlantic Basin barrels, West African and Latin American as examples keep flowing to the East whilst 4.5 million barrels per day of refinery capacity is under construction East of Suez. This in turn keeps tonne miles high. The current volumes caused delay in port and terminals, which also takes out tank capacity. We expect storage to take place earlier in the year based on the contango in the oil price, but this did not materialize partly due to the high earnings one can make in the spot markets.
What we are seeing now is vessels awaiting orders in various ports and places around the world due to the high supply of oil leading to unsold cargoes sitting on ships. Another course of discharge delay is simply congestion. We called these circumstances forced storage on our last earnings call. We quite like that description and we expect forced storage to remain a factor going forward. If we can add the wildcard, which is contango-driven storage, we could well be off to the races.
All in all, there are some risk factors out there, especially the order book, but, overall, we expect the tanker market to show strong earnings going forward. With that, we are ready for your questions.
QUESTIONS AND ANSWERS Operator (Operator Instructions). Fotis Giannakoulis, Morgan Stanley. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.	5
QUESTIONS AND ANSWERS

Fotis Giannakoulis - Morgan Stanley - Analyst
Hello and congratulations for the great quarter. Robert, I want to ask you about the amount of oil that you think that is in the water right now and what is expected to be discharged to the US. There are a lot of articles talking about the deliveries of crude to the US are going to be quite heavier, they are quite heavy right now. Do you have any view on that?
Robert Macleod - Frontline Ltd. - CEO
Yes, I think if you go back to the (inaudible), this was what drove the market up in July to levels we probably have never seen in the summer. That was driven by exactly what you are describing, which is Middle East heavy grades going to the US and that was the Iraqi barrels. And then that dropped quite significantly second half of July and that was another factor why the market was down in August, so we are seeing that come back. I can't give you the estimates here for how much the last couple of months, but it's definitely a factor and it's one of the signs, one of the factors you can monitor in the crude space here on how the market develops as they sort of move and there's volume going now, as you say, which is positive for the markets.
Fotis Giannakoulis - Morgan Stanley - Analyst
Thank you, Robert. We have seen a tremendous volatility in the VLCC market, which by no means is a bad thing for your earnings. But it seems that this volatility is triggered or intensified even more by the Iraqi production and the Iraqi loading schedule. Do you have any view of how the Iraqi loadings look like the next few weeks and how this activity has been?
Robert Macleod - Frontline Ltd. - CEO
First of all, I think what you're saying, volatility, and that's what we've been missing the last five years and the first -- when I started really getting belief that the market getting back was when I saw the first sign of volatility because we had a flat market for five years. And then, as I said earlier, the market will always be volatile in the tankers here and it's a positive thing. And if we look at this year, what's been great about the volatility is that on the downturns, the market has picked up and come back up very quickly.
The Iraqi volume is a very sort of popular way to -- as a barometer on how the tanker market is because it's a program that comes out two weeks before month-end approximately and then you can see the next month's program and this year, it's been between just sort of 2 million barrels a day or
2.5 million and up to 3.6 million, which was the highest. So I think fundamentally it's important, but I think the psychological effect on the market is a little bit more -- is more than what it should be in a way because when they go up a half million and the market reacts straightaway, but the volumes here are big. So it's a good thing and they go long haul as well.
Fotis Giannakoulis - Morgan Stanley - Analyst
Thank you, Robert. And shall we move from Iraq to Iran? There are several expectations about the volume that is going to come from the Iranian barrels. What is your expectation and how many VLCCs will the Iranian barrels require from the market? And I want to understand a little bit more about the vessels that they already have. It seems that they are using it to store condensates. Will these trades happen with vessels from the market or they will be using their own vessels?
Robert Macleod - Frontline Ltd. - CEO
To us, I see Iranian production. It's about 2.8 million barrels per day is the production now and of this, 1.8 million -- they have about 10 refineries, I believe, which was consumed by 1.8 million. So they export about 1 million barrels per day, which they are using their own ships for. And this fear of the fleet coming in the spot market I think is a little bit -- I'm not so concerned because if you look at [Acalier], which is in the South Pass, one of
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call

NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
the biggest gas fields in the world, in order to extract the gas, they have to also extract this condensate. And if you look at this area for the last 10 to 15 years, they have always used their ships to store this product. It's a product that they sort of -- through the year, it goes up and down in terms of how easy it is to sell and due to limited funding for infrastructure, they don't have the land-based storage.
So I think you will see that these ships will, to a large extent, keep storing and at the same time, the production is expected to increase by anywhere between 500,000 barrels and 1 million barrels per day, so anywhere between 50% and 100% more than what they are exporting today. So that will take up further of their fleet, which overall here I would not be surprised if this is a very positive -- if the sanctions are lifted -- is a very positive thing for the tanker market and you will see them having to charter in tankers from the international markets.
Fotis Giannakoulis - Morgan Stanley - Analyst
Thank you for your answer. One last question, I will stay in the Middle East. There are reports today about Aramco looking to buy several refineries in the US. What does this mean for both the crude and the product tanker market? How does this affect oil flows and tonne miles in your view?
Robert Macleod - Frontline Ltd. - CEO
I haven't seen that confirmed. It's a very interesting question though. Maybe you and I can go through that after. I need time to think about that one.
Fotis Giannakoulis - Morgan Stanley - Analyst
Okay. Thank you, Robert and congratulations for the fourth quarter, which looks even better.
Operator
[Erik Havelton], Pareto.
Erik Havelton - Pareto - Analyst
Hi, Robert. On the Suezmaxes you announced today, it looks like, as you say, a win-win for all parties, but, at the same time, it does raise the question on what the tanker order book can really become for 2017. Do you see more of these conversion opportunities out there or was this sort of the final one or at least the nearest one? If you can comment on that, that would be great.
Robert Macleod - Frontline Ltd. - CEO
I haven't studied it -- these are how many there could be, but there's a timing issue. The deal here was done and was last minute. We couldn't have waited much longer, so I need to have a look through, but I think most of what's been -- what's likely to happen has happened, in my opinion.
Erik Havelton - Pareto - Analyst
Okay. And then on your slide 9 and 10 in the presentation, it looks like your 2016 [feeds] growth is going to be minimal and for Suezmaxes actually nothing. Is that right? Is that your assumption right now, or is there maybe an error in the chart there?
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Robert Macleod - Frontline Ltd. - CEO
For the Suezmaxes, I think there's, from now until July, I believe there is four delivering. But on the VLCCs, there are obviously quite a few more.
Erik Havelton - Pareto - Analyst
All right, okay, never mind. And finally, on Q4 guidance, classic Frontline, very strong; Frontline 2012 a bit softer. As we try to model this as a combined entity going forward, any reason for that Q4 discrepancy between the two entities?
Robert Macleod - Frontline Ltd. - CEO
The main reason is, if you look at the fleets, on 2012, there were five VLCCs operating in the spot market and you've positioned two of them. Like I have just described on the Suezmaxes in Frontline Ltd., then because of the fleet size, then you get very big swings here. And if you look at Q4 and
2012 versus Ltd. earnings, then it's abnormal. But it evens out over time and I think in order to look at our performance, I think you should look at the year-to-date numbers based on that because the three months is a short time, especially if you are moving a ship from Asia to Europe, for example.
Erik Havelton - Pareto - Analyst
Agreed. Thank you, Robert.
Operator
Erik Stavseth, Arctic Securities.
Erik Stavseth - Arctic Sercurities - Analyst
Hi, guys. My question relates mostly to -- you talk about consolidation and mergers in the press release. What's the main reason for consolidation and merger? Is it growth for the sake of growth, is it vessel replacement? Is it bigger market cap and investor focus? Could you elaborate a little bit on what your thoughts are there?
Robert Macleod - Frontline Ltd. - CEO
No, I think if you look at how this market is now, it's split into many entities and I think controlling a bigger fleet in one area is good for the market. I think if you look at our marketing cooperation we have with Euronav in the TI pool, it gives strength rather than having on many (inaudible). So I think they will create the opportunities and we have a meeting next week, which hopefully will approve the merger and then we can start looking at what's best for us going forward.
Erik Stavseth - Arctic Sercurities - Analyst
Right. As a [segue] on the assets and the vessels and also you've seen -- there's been some comments on asset values sort of coming down or coming off a little bit as of lately. Are you seeing that as a consequence of people having been a little bit too optimistic on variations, or just the sellers are now finally succumbing to the fact that prices were a little bit inflated?
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Robert Macleod - Frontline Ltd. - CEO
I think it's classic supply/demand here. If you look at the number of assets for sale and then you look at how many are actually out there, keen buyers, there's a very overhang of ships for sale. It's actually quite strange. If you look back, it's very seldom you see you have a very strong not only spot market, but you have a strong time charter forward market as well and then you have the prices coming off. It's abnormal, but it's definitely (inaudible)
and we've seen this trend all through 2015.
Erik Stavseth - Arctic Sercurities - Analyst
Right. And on the vessels for sale, is that fleets being offered for sale or is it more one-by-one vessels?
Robert Macleod - Frontline Ltd. - CEO
Both.
Erik Stavseth - Arctic Sercurities - Analyst
All right, thank you.
Operator
Amit Mehrotra, Deutsche Bank.
Amit Mehrotra - Deutsche Bank - Analyst
Yes, thanks so much for taking my question. Wanted to circle back on the concerns around supply that you talked about. Just wanted to get an understanding of what level of supply growth you think can actually lead to a sustained stepdown in rates. And I ask that just because, by our estimates, we think the supply/demand balance in the crude segment sort of deteriorates by the tune of about 15 VLCCs next year on a net basis. Is that enough in your view to drive some sustained moderation given what demand is doing? And then also obviously the speed of the vessels can have a pretty big impact on the dynamic as well. If you could just provide your thoughts on those two, I guess, related issues, I would appreciate it.
Robert Macleod - Frontline Ltd. - CEO
Yes. In terms of what you are saying on the supply, how will supply grow. Supply growth in 2015 has been tremendous. You've gone from 93 and a bit up to almost around 97 now. So I think going back to what Fotis was asking earlier, I think Iran is on further supply here and then for the fleet speed, we saw the ballast speed increase here in Q3 and that was absorbed straightaway. So that's -- but it's all a balance and I think what you will see going forward, with the increase in supply, which we are expecting, the tonne mile is virtually set in stone as things looks now and then you add the congestion, which is a very important factor, actually, to sort of take the -- absorb the supply of ships.
So if the market continues with the trend we are on now, then I'm not so concerned. But obviously if you have a drop here, there are a substantial number of ships coming on the VLCC, especially the second half of next year. So there is a fine balance, but I think it's important to look at how the fleet is being utilized because that is changing. The number of sailing days is decreasing and as I said, if this trend continues, I think it will be absorbed.
9
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Amit Mehrotra - Deutsche Bank - Analyst
Right. Okay, just one or two follow-ups here. I just wanted to follow up on the asset valuation question and I think that's just really important obviously because it's just an enormous lever to equity value appreciation and I just wanted to understand where you -- what are some of the leading indicators for asset values based on your experience? We are seeing some increased duration here in the time charter market, which is a great sign. Do you think that basically the market just needs to see -- we are sort of in the second inning here of this crude upcycle. Do you think the market needs to see maybe 12 more months of a relatively robust rate environment before they start giving increased credit on the asset value side? Is that what you think is holding it back?
Robert Macleod - Frontline Ltd. - CEO
Yes. It has surprised me actually how long it takes. And now it looks like people want to see or start believing that the second half of next year with the tonnage will be absorbed. The (inaudible) shouldn't forget is that generally here someone invested in tankers is very often invested in other shipping segments as well. And with what's going on in the other shipping industries around us, then that could explain part of it as well. But I wouldn't be surprised if we suddenly start getting more activity on the sale and purchase side of tankers because the outlook is strong in my opinion and it's reflected in the period charters that people are willing to do and obviously the rates they are willing to do it. Back to the slide on the time charters I showed earlier, if you look at the three-year trend, it is a very healthy sign.
Amit Mehrotra - Deutsche Bank - Analyst
Yes, right, okay. One last question from me is just on the dividend strategy. Clearly, the industry, the tanker industry is going that way in terms of full payout or near full payout in terms of net earnings. But the question I have is sort of depreciation is a very real expense, especially in shipping and then typically, the more successful over time companies tend to delever in an upcycle. And so I just wanted to try to understand how you generally, not necessarily in this case, but how you generally sort of think about a full or near full payout policy during an upcycle sort of juxtapositioned I guess against the fact that you do have to invest to renew the fleet and you do have to delever the balance sheet over time and so just want to get your view on that.
Inger Klemp - Frontline Ltd. - CFO
I don't think this is something which is in contradiction to each other in a way. I think you can both grow through acquisitions going forward and obviously of course finance yourself with external capital like equity and debt in connection with acquisitions and at the same time, you also can have a dividend strategy. So I'm not sure I understood your problem here.
Amit Mehrotra - Deutsche Bank - Analyst
It's not a problem. It's just a question that when companies are paying out near all of their net earnings in the form of dividends, that leaves the depreciation piece for the reinvestment of capital, but it doesn't really leave a lot for debt repayment over time. And that's kind of what I was asking about. The industry is going this way, but is it sort of setting itself up for a little bit of a problem when the market does turn, if it does turn?
Inger Klemp - Frontline Ltd. - CFO
Okay, I understand your question, but you're just asking whether you would like to have for us kind of repayment of debt instead of paying out dividend, that's what you are looking at in a way.
Amit Mehrotra - Deutsche Bank - Analyst
I'm just talking about more of a balance between dividends and debt.
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Inger Klemp - Frontline Ltd. - CFO
But that's probably not generally the intention then of the Company going forward based on what we have said.
Amit Mehrotra - Deutsche Bank - Analyst
Yes, yes. Okay, very good. Thank you for taking my questions. Appreciate it.
Operator
Mike Webber, Wells Fargo.
Donald Bogden - Wells Fargo Securities - Analyst
Good morning. This is Donald stepping in for Mike. Congrats on the good quarter, guys. The majority of my questions have been answered. Just had a quick one on the TCEs you've booked to date in Q4. I missed the VLCC number. Could you just repeat that for me?
Robert Macleod - Frontline Ltd. - CEO
For the time charter out, it's averaged $43,000 starting January 15 through to -- it's a mix of Q2 and Q3 2016, so call it mid-2016, so an average
$43,000 over 18 months.
Donald Bogden - Wells Fargo Securities - Analyst
And I think you had mentioned spot days percentage for VLCCs booked to date in Q4 as well, correct?
Robert Macleod - Frontline Ltd. - CEO
Yes, that's at 76%.
Donald Bogden - Wells Fargo Securities - Analyst
76%. At what TCE?
Robert Macleod - Frontline Ltd. - CEO
No, sorry, 80%. At $68,500.
Donald Bogden - Wells Fargo Securities - Analyst
80% at $68,500. All right. Thank you. That's it for me, guys. Congrats again.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call

NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call
Operator
(Operator Instructions). George Berman, IFS Securities.
George Berman - IFS Securities - Analyst
Congratulations, gentlemen. Great quarter.
Inger Klemp - Frontline Ltd. - CFO
Thanks.
Robert Macleod - Frontline Ltd. - CEO
Thank you.
George Berman - IFS Securities - Analyst
Could you remind us quickly, in the merger with Frontline 2012, what kind of assets and ships are we receiving? What will the combined company look like?
Robert Macleod - Frontline Ltd. - CEO
If we start with Frontline Ltd., there's 14 ships now on lease from Ship Finance and then there's one VLCC, older VLCC that's owned and then there's two modern Suezmaxes. And then there's now two newbuilding contracts added on the Suezmaxes. And then you look at Frontline 2012, we own six
MRs on the water. We own six VLCCs on the water. We have six Suezmaxes on the water, another six Suezmaxes coming, another four LR2s on the water, 14 LR2s coming and I am trying to see if I forgot something -- I don't think so.
Inger Klemp - Frontline Ltd. - CFO
Six VLCCs newbuilding.
Robert Macleod - Frontline Ltd. - CEO
Six VLCCs newbuilding, actually the most important of all, delivering in 2017, four from STX and two from (inaudible) in Japan and in addition to that, we run some -- we have (inaudible) on time charter and we also manage a few ships for other people. So combined, we have -- for the combined company, there will be 67, 68 ships on the water and 28 newbuildings coming.
Inger Klemp - Frontline Ltd. - CFO
Around 90 vessels, yes.
George Berman - IFS Securities - Analyst
Fine, fine. In general -- another general question from me maybe. When you see day rates of $80,000, $90,000, $100,000 on the spot market, how does that average down to an average then of, like you said, $45,000, $48,000 for the VLCCs and a little bit less for the Suezmaxes?
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Robert Macleod - Frontline Ltd. - CEO
No, go back to August, so the market was down at $30,000 a day. When you fix that voyage, your ship is employed for say the next two months. So during that period, you are fixed in the contract. You are out doing that transportation job and then if the market goes to $100,000 in the meantime, you are not going to get the benefit. So it will always average out. You are never going to hit every peak. So what we are trying to do here is to have a view of the market and try to time it right and when to fix long, when to fix short and have a forward view. So it always averages out. You can't get the top dollar every time.
George Berman - IFS Securities - Analyst
Okay. And when there's a delay, additional waiting time in the port, you will collect the agreed-upon day rate then, yes?
Robert Macleod - Frontline Ltd. - CEO
Then you have something called demurrage rate, which you allow -- under the contract, you allow the charterers two days at load port and two days at discharge port sort of included in the contract and then additional time used is paid at the daily rate, which is referred to as a demurrage rate.
George Berman - IFS Securities - Analyst
Okay. And generally, when you fix contango on a spot charter, it's on the water and fixed for anywhere from 30 to 60 days you mentioned depending on where they go?
Robert Macleod - Frontline Ltd. - CEO
Yes, yes, you go from the -- the short (inaudible), the Middle East to India, that voyage will take 10 to 12 days and then you have the Middle East out to the US West Coast, which is obviously a very long voyage.
George Berman - IFS Securities - Analyst
Right. And West Africa to Asia also longer?
Robert Macleod - Frontline Ltd. - CEO
Yes, that's normally an employment on the VLCC. They will employee your ship for between 50 and 60 days. Normally when you do that voyage, you will often (inaudible) you ballast into West Africa from Asia and you go back to Asia, so between 50 and 70 days.
George Berman - IFS Securities - Analyst
Okay. And I understand there's a lot of shipping done from South America over to Asia as well at the time.
Robert Macleod - Frontline Ltd. - CEO
Yes, that's been the Latin American barrels. We've seen an increase there and a lot of those barrels are destined for China.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call

George Berman - IFS Securities - Analyst
Okay. And going to China, do you see a lot of storage and filling up of their strategic petroleum reserves?
Robert Macleod - Frontline Ltd. - CEO
I think this year it's -- I think it's about 70 million barrels this year and then the expectation was it was going to be 100, but I think some of them have been delayed, so I think 70 this year and about 70 next year as well.
Operator
Gregory Lewis, Credit Suisse.
Gregory Lewis - Credit Suisse - Analyst
Thank you and good afternoon. So I think you just touched on a couple questions a couple callers ago about asset prices and rates and financing and banks. How much of this is related to what's going on with Basel III? And just as we think how Basel III flows through the banking system, should we be thinking about more bank liquidity coming into the market, or is this sort of just a new normal where, given the constraints that Basel III puts on banks, there's just going to be less available funding on asset prices?
Inger Klemp - Frontline Ltd. - CFO
So you are thinking that the asset values may be affected by that you think is the lack of bank financing, is that what you are thinking?
Gregory Lewis - Credit Suisse - Analyst
I am asking, is that what you are thinking.
Inger Klemp - Frontline Ltd. - CFO
At least from our point of view, we don't experience that we will have less interest from our banks to lend us money. So I guess it might be that the banks will be more let's say selective of clients that they will lend to. But we are fortunately ones which are in favor -- also, we haven't seen any of this
(multiple speakers).
Gregory Lewis - Credit Suisse - Analyst
So that's not having any impact on LTVs or anything like that?
Inger Klemp - Frontline Ltd. - CFO
No.
Gregory Lewis - Credit Suisse - Analyst
Okay. Thank you very much.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call

Operator
(Operator Instructions). Lars (inaudible), ABG.
Unidentified Participant
Good afternoon. I was wondering the dividend that you are going to pay in December, what is that going to be based on? Is that the EPS of Frontline or a pro forma combined company?
Inger Klemp - Frontline Ltd. - CFO
It is for the combined company, like we stated in the press release. So this is assuming that we get approval for the merger and it is completed. It will be based on the merged companies' earnings per share then, but adjusted for nonrecurring items.
Unidentified Participant
Okay. Thank you.
Operator
As we have no further questions in the queue, I would like to turn the call back to the speakers for any additional or closing remarks.
Robert Macleod - Frontline Ltd. - CEO
Thank you very much. I would like to then thank you all for dialing into this call. And I would like to give a special thanks to everyone in Frontline for their excellent efforts. Thank you very much.
Operator
Thank you. That will conclude today's conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.
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NOVEMBER 24, 2015 / 2:00PM, FRO.OL - Q3 2015 Frontline Ltd Earnings Call

Q3 2015 Results
World leader in the international
seaborne transportation of crude oil
November 24, 2015
1

’
Forward Looking Statements
MATTERS DISCUSSED IN THIS DOCUMENT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES SAFE HARBOR PROTECTIONS FOR FORWARD-LOOKING STATEMENTS
IN ORDER TO ENCOURAGE COMPANIES TO PROVIDE PROSPECTIVE INFORMATION ABOUT THEIR BUSINESS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING PLANS, OBJECTIVES, GOALS, STRATEGIES, FUTURE
EVENTS OR PERFORMANCE, AND UNDERLYING ASSUMPTIONS AND OTHER STATEMENTS, WHICH ARE OTHER THAN STATEMENTS OF HISTORICAL FACTS.

FRONTLINE DESIRES TO TAKE ADVANTAGE OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND IS INCLUDING THIS CAUTIONARY STATEMENT IN CONNECTION WITH THIS SAFE HARBOR
LEGISLATION. THE WORDS “BELIEVE,” “ANTICIPATE,” “INTENDS,” “ESTIMATE,” “FORECAST,” “PROJECT,” “PLAN,” “POTENTIAL,” “WILL,” “MAY,” “SHOULD,” “EXPECT” “PENDING” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING
STATEMENTS.

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EXAMINATION OF HISTORICAL OPERATING TRENDS, DATA CONTAINED IN FRONTLINE’S RECORDS AND OTHER DATA AVAILABLE FROM THIRD PARTIES. ALTHOUGH FRONTLINE BELIEVES THAT THESE ASSUMPTIONS WERE REASONABLE
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ACTUAL RESULTS OR CHANGES IN EXPECTATIONS.

MPORTANT FACTORS THAT, IN FRONTLINE’S VIEW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION: THE STRENGTH OF WORLD
ECONOMIES AND CURRENCIES, GENERAL MARKET CONDITIONS, INCLUDING FLUCTUATIONS IN CHARTERHIRE RATES AND VESSEL VALUES, CHANGES IN DEMAND IN THE TANKER MARKET, INCLUDING BUT NOT LIMITED TO CHANGES IN
OPEC'S PETROLEUM PRODUCTION LEVELS AND WORLD WIDE OIL CONSUMPTION AND STORAGE, CHANGES IN FRONTLINE’S OPERATING EXPENSES, INCLUDING BUNKER PRICES, DRYDOCKING AND INSURANCE COSTS, THE MARKET FOR
FRONTLINE’S VESSELS, AVAILABILITY OF FINANCING AND REFINANCING, ABILITY TO COMPLY WITH COVENANTS IN SUCH FINANCING ARRANGEMENTS, FAILURE OF COUNTERPARTIES TO FULLY PERFORM THEIR CONTRACTS WITH US,
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AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH FRONTLINE’S BUSINESS, PLEASE REFER TO FRONTLINE’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ITS ANNUAL REPORT
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TRANSACTION BETWEEN FRONTLINE AND FRONTLINE 2012 LTD. “FRONTLINE 2012”) , FRONTLINE HAS FILED RELEVANT MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), INCLUDING A REGISTRATION
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AND OTHER RELEVANT MATERIALS TO BE FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE.

Agenda
I. Q3 2015 Highlights
II. Financial Review
III. Market Review
IV. Outlook
V. Q & A
Third Quarter 2015

’
Q3 2015 Company Highlights
• In July 2015, the Company and Frontline 2012 Ltd entered into an agreement and plan of merger. Shareholder meetings of each of Frontline and Frontline 2012 will be held November 30, 2015 to vote to approve the Merger

Agreement.
• Assuming approval and completion of the merger, the Board of Frontline has recommended implementing a dividend strategy to distribute quarterly dividends equal to or close to EPS adjusted for non recurring items. The timing and amount of dividends is at the discretion of the Board. The first dividend for the merged company is expected to be declared and paid in December 2015
• Ship Finance Lease Terminations:
 • Front Glory, terminated in September, compensation payment of $2.2m received
 • Front Splendour, terminated in October, compensation payment of $1.3m received
 • Mindanao, terminated in November and expected redelivered in December, compensation payment of

                 $3.3m expected to be received.
• November 23, 2015 Frontline agreed to purchase two Suezmax newbuilding contracts from Golden Ocean Group

Limited at a purchase price of $55 million per vessel. Expected delivered in the first quarter of 2017
1
Third Quarter 2015

Q3 2015 Financial Highlights

70
60
50
40
30
20
10
0
-10
5,7
25,4
20,7
-3,3
8,5
8,9
10,9
55,0
Q1
Q2
Q3
YTD
2015
Non recurring items
Net income/adj. for non recurring items ($m)

0,45
0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
-0,05
0,05
0,20
0,13
-0,02
0,04
0,05
0,07
0,35
Q1
Q2
Q3
YTD
2015
EPS /adj. for non recurring items
Non recurring intem

FRONTLINE

Financial Review
2
• Net income attributable to the Company : $17.4m
 • Net income adjusted for non recurring items : $8.9m
• EPS : $0.09
 • EPS adjusted for non recurring items : $0.045
• Average daily TCEs
 • VLCC:   $45,600
 • Suezmax:   $28,100

(in thousands of $)	2015 Jul-Sep	2015 Apr-Jun
Total operating revenues	**121,513**	**134,777**
Gain (loss) on sale of assets and lease terminations	1,826	-
Voyage expenses and commission	30,878	32,487
Ship operating expenses	23,688	23,526
Contingent rental expense	23,009	18,258
Administrative expenses	11,931	10,368
Depreciation	14,581	17,131
Total operating expenses	**104,087**	**101,770**
Net operating income (loss)	**19,252**	**33,007**
Interest income	31	14
Interest expense	(9,027)	(12,199)
Share of results from associated companies	7,090	(3,477)
Foreign currency exchange loss	(202)	(8)
Mark to market loss on derivatives	(267)	-
Other non-operating items	740	159
Net income (loss) before tax and non-controlling interest	**17,617**	**17,496**
Taxes	(45)	51
Net income (loss)	**17,572**	**17,547**
Net (income) loss attributable to non-controlling interest	(145)	(177)
Net income (loss) attributable to Frontline Ltd.	**17,427**	**17,370**
Basic earnings (loss) per share attributable to Frontline Ltd.	**$0.09**	**$0.11**

FRONTLINE

Income Statement
3
Financial Review

60 000
50 000
40 000
30 000
20 000
10 000
0
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
FY 14
YTD 15
VLCC Spot
VLCC incl. TC out

Estimated cash cost breakeven rates VLCC*

40 000
30 000
20 000
10 000
0
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
FY 14
YTD 15
Suezmax Spot
Suezmax incl. TC out

FRONTLINE

TCEs and Cash Cost Breakeven
4
VLCC 3Q 2015 TCE rates $/day
$27,700/day
*Estimated cash cost breakeven rates for the remainder of 2015; includes bareboat hire / installments, interest loans, opex, drydock, and admin expenses.
Suezmax 3Q 2015 TCE rates $/day
Estimated cash cost breakeven rates Suezmax*
$22,100/day
Financial Review

Total fleet opex ($/day)
12 000
10 000
8 000
6 000
4 000
2 000
-
8 900
9 000
10 400
8 600
9 100
8 500
11 800
10 800
Q1
Q2
Q3
Q4
FY
Q1
Q2
Q3
2014
2015

Off hire (days)
200
150
100
50
0
22
62
70
24
178
32
127
131
Q1
Q2
Q3
Q4
FY
Q1
Q2
Q3
2014
2015

Number of vessels drydocked
4
3
2
1
0
0
1
2
0
3
0
4
2
Q1
Q2
Q3
Q4
FY
Q1
Q2
Q3
2014
2015

FRONTLINE

Ship Operating Expenses/Off-hire
▪ Two Scheduled drydockings in Q4 2015
5
Financial Review

(in $ million)	**2015**	**2015**
	Sep 30	**Jun 30**
Cash	95	78
Restricted cash	0,3	0,4
Other Current assets	122	146
Long term assets:		
Vessels	542	562
Other long term assets	92	86
Total assets	**851**	**873**
Current liabilities	160	172
Long term liabilities	466	485
Noncontrolling interest	0,6	0,4
Frontline Ltd. stockholders' equity	225	215
Total liabilities and stockholders' equity	**851**	**873**

FRONTLINE

Balance Sheet
Financial Review
6

90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
0
2012-jan
2012-mar
2012-mai
2012-jul
2012-sep
2012-nov
2013-jan
2013-mar
2013-mai
2013-jul
2013-sep
2013-nov
2014-jan
2014-mar
2014-mai
2014-jul
2014-sep
2014-nov
2015-jan
2015-mar
2015-mai
2015-jul
2015-sep
Average VLCC c. 2010-built Earnings $/Day
Average Suezmax c. 2010-built Earnings $/Day

FRONTLINE

Market Review
• Oil supply remained high during the

quarter
• Oil demand increased from Q2
• ‘Forced’ storage of oil
• Vessel speed up absorbed
7
Daily TCE rates (2012 to present)
3Q 15 Commentary

60 000
55 000
50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
USD/Day
06.01.12
06.03.12
06.05.12
06.07.12
06.09.12
06.11.12
06.01.13
06.03.13
06.05.13
06.07.13
06.09.13
06.11.13
06.01.14
06.03.14
06.05.14
06.07.14
06.09.14
06.11.14
06.01.15
06.03.15
06.05.15
06.07.15
06.09.15
06.11.15
1Y TC VLCC
1Y TC Suezmax

FRONTLINE

Time Charter Market
Source: Clarksons Platou
8
Market Review

800
700
600
500
400
300
200
100
0
Fleet as of year-end
2010
2011
2012
2013
2014
2015
2016
2017
2018
Starting Fleet
Net Additions

FRONTLINE

VLCC Fleet Development
VLCC Fleet Growth(1)
(1) Net additions based on known orderbook and Frontline’s internal scrapping assumptions
• Current orderbook stands at 107 vessels, or 17%

      of the fleet
• 9 vessels have been delivered YTD
Source: Fearnleys
9
Market Review

600
500
400
300
200
100
0
-100
Fleet as of year-end
2010
2011
2012
2013
2014
2015
2016
2017
2018
Starting Fleet
Net Additions

FRONTLINE

Suezmax Fleet Development
Suezmax Fleet Growth(1)
(1) Net additions based on known orderbook and Frontline’s internal scrapping assumptions
• Current orderbook stands at 67 vessels, or 15%

      of the fleet
• 6 vessels have been delivered YTD
Source: Fearnleys
10
Market Review

25
20
15
10
5
0
-5
-10
Q1
Q2
Q3
Q4
2015
2016
2017
2018
VLCC
VLCC +20Y
Suezmax
Suezmax +20Y
Source: Fearnleys

FRONTLINE

Newbuilding Delivery Schedule
11
Market Review

’
Market Outlook
Risk factors
•Rally in the oil price
•Yard capacity / tanker orderbook
•Demolition slowdown
•Opec (Saudi) strategy change
•Inventory drawdown
Bullish factors
•Oil supply looks to remain high
•Demand is supported by the low oil price
•Atlantic supply moves east
•Majority of refinery expansion East of
Suez
•High crude volumes causes congestion
and ‘forced’ storage
•Contango driven storage?
12

Questions?
17